SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 14, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

FREE TRANSLATION

     BRASIL TELECOM S.A.
Publicly Traded Company
Corporate Taxpayer Registration CNPJ/MF Nº 76.535.764/0001 -43
Board of Trade NIRE 53 3 0000622 9

NOTICE TO SHAREHOLDERS

RESULTS OF THE CAPITAL INCRESE AFTER THE BRASIL TELECOM SHAREHOLDERS
EXERCISE THE PREEMPTIVE RIGHTS

BRASIL TELECOM S.A. (“BT” or “Company”) announces, based on information disclosed by Banco Bradesco S.A., depositary institution for shares issued by the Company, the results of the capital increase approved in a Board of Directors’ Meeting held on April 28, 2006.

The capital increase occurred within the authorized capital limit, with the subscription of 5,652,009,568 new preferred shares, issued, without par value, related to the goodwill tax credit capitalization amounting to R$ 59,006,979.89.

In the exercise of the preemptive rights, which began on May 02, 2006 and ended on May 31, 2006, 6,036,138 preferred shares were subscribed at the subscription price of R$ 10.44 per lot of one thousand shares, resulting in R$ 63,017.26.

The 5,645,973,430 unsubscribed preferred shares and the value of R$ 63,017.26, related to the subscribed shares, were transferred, on June 14, 2006, to Brasil Telecom Participações S.A. and Brasil Telecom S.A.’s remaining shareholders with shareholding position on December 28, 2000, at the ratio of 74.85% and 25.15%, respectively, according to Notice to Shareholders disclosed on May 02, 2006.

Amount transferred to Brasil Telecom Participações S.A.:

  4,225,837,074 preferred shares related to the unsubscribed amount.

  R$ 47,166.48 related to the subscribed amount.

Amount transferred to remaining shareholders:

  1,420,136,356 preferred shares related to the unsubscribed amount.

  R$ 15,850.78 related to the subscribed amount.

Brazil, Brasília, June 16, 2006.

Charles Laganá Putz
Investor Relations Officer
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer